Woodmen Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2015	**2014**
Revenues:		
Concession income	**$ 5,135,782**	$ 4,529,945
Fee income	**7,910**	5,730
Interest income	**1,007**	951
Total revenues	**5,144,699**	4,536,626
Expenses:		
Commission expense	**3,957,415**	3,468,387
Licenses and fees	**124,155**	122,221
Professional fees	**22,338**	24,420
Salaries and related expenses	**840,951**	871,232
Other operating expenses	**429,272**	420,900
Total expenses	**5,374,131**	4,907,160
Net loss	**$ (229,432)**	$ (370,534)

See accompanying notes.